Ambac Announces First Quarter 2014 Results

Favorable Loss Reserve Development and Execution of Commutation Strategy Drive Results

NEW YORK, NY, May 12, 2014 (GLOBE NEWSWIRE) -- Ambac Financial Group, Inc. (Nasdaq: AMBC) ("Ambac" or the “Company”), a holding company whose subsidiaries, including Ambac Assurance Corporation (“Ambac Assurance”), provide financial guarantees and other financial services to clients in both the public and private sectors globally, today reported results for the three months ended March 31, 2014.

Ambac First Quarter 2014 Summary Results ($ in millions, except per share data)
	Successor	Predecessor
	1Q14	1Q13	Chg $
Net premiums earned	$ 82.5	$ 100.3	$ (17.8)
Net investment income	70.8	84.5	(13.7)
Other than temporary impairment losses	(10.4)	0	(10.4)
Net realized investment gains	16.3	46.1	(29.8)
Net change in fair value of credit derivatives	7.4	12.8	(5.4)
Derivative products revenue	(53.8)	(0.6)	(53.2)
(Loss) income from Variable Interest Entities ("VIEs")	(5.5)	38.3	(43.8)
Loss and loss expenses (benefit)	(140.0)	(51.1)	(88.9)
Interest and gross operating expenses	58.2	51.5	6.7
Insurance intangible amortization	31.7	0	31.7
Net income	155.9	282.3	(126.4)
Net income per fully diluted share	$ 3.31	$ 0.93	NM
Operating earnings (1)	176.6	297.4	(120.8)
Operating earnings per fully diluted share (1)	$ 3.75	$ 0.98	NM
Weighted-average diluted shares outstanding	47.0	302.6	NM
1 Non-GAAP Financial Data
NM = Not Meaningful

Commenting on today’s announcement, Diana N. Adams, President and Chief Executive Officer said, “We are pleased to report another quarter of solid financial results. Our efforts in the first quarter remained focused on carrying out our value creation initiatives, which included the acquisition of approximately $280 million par of student loan securities in anticipation of commuting the associated expected future losses. This purchase is another step forward in our strategy to pursue opportunities for loss mitigation through proactive management of our insurance and investment portfolios.”

Following the Company’s emergence from bankruptcy on May 1, 2013, the consolidated financial statements reflect the application of fresh start reporting (“Fresh Start”) incorporating, among other things, the discharge of debt obligations, issuance of new common stock, and fair value adjustments. The financial results of the Company relating to periods beginning May 1, 2013 are referred to as “Successor” and the financial results relating to periods through April 30, 2013 (“Fresh Start Reporting Date”) are referred to as “Predecessor”.

Net Income and Operating Earnings
Net income in the first quarter 2014 was $155.9 million, or $3.31 per diluted share, compared with $282.3 million, or $0.93 per diluted share, in the first quarter 2013. During the same periods, operating earnings were $176.6 million, or $3.75 per diluted share compared with $297.4 million, or $0.98 per diluted share.

Net Premiums Earned
Net premiums earned include normal net premiums, and accelerated premiums, which result from calls and other policy accelerations recognized during the period. For the first quarter of 2014, net premiums earned were $82.5 million, as compared to $100.3 million in the first quarter of 2013. The decrease in net premiums earned was primarily driven by decreases in public finance and structured finance normal earned premiums resulting from the run-off of the associated insured portfolios. In addition, accelerated premiums earned decreased as a result of lower public finance and structured finance refundings, partially offset by an increase in international accelerated premiums. The following table provides a summary of net premiums earned for the three month periods ended March 31, 2014 and March 31, 2013:

	Successor Ambac –	Predecessor Ambac –
	Three Months Ended	Three Months Ended
($ in millions)	March 31, 2014	March 31, 2013
Public Finance	$ 27.3	$ 36.1
Structured Finance	10.4	15.7
International Finance	19.7	19.1

Total normal premiums earned	57.4	70.9
Accelerated premiums earned	25.1	29.4

Total net premiums earned	$ 82.5	$ 100.3

Net Investment Income
Net investment income for the first quarter of 2014 was $70.8 million, as compared to $84.5 million for the first quarter of 2013. The decrease in net investment income was driven primarily by Fresh Start adjustments that increased the overall amortized cost basis and decreased the effective yield of the portfolio for Successor Ambac.
The decline in investment income was moderated by the ongoing reallocation of the Financial Guarantee investment portfolio away from municipal securities towards more diversified assets and distressed Ambac insured securities purchased as part of the Company’s loss remediation strategy. Financial Services investment income continues to decline, as the investment agreement portfolio runs off and the balance of investment agreement assets declines accordingly.

Net Other-Than-Temporary Impairments
Net other-than-temporary impairments of invested assets recognized in earnings was $10.4 million for the three months ended March 31, 2014 compared to no impairments for the three months ended March 31, 2013. Net other-than-temporary impairments in the first quarter of 2014 relate to credit losses on certain Ambac insured securities purchased as part of its risk remediation strategy and the Company’s intent to sell certain securities that were in an unrealized loss position as of March 31, 2014 in connection with its portfolio reallocation initiative referenced above. Our ongoing assessment of liquidity, particularly in light of the previously announced proposed amendments to the Plan of Rehabilitation, could result in Ambac being required to sell securities that are in an unrealized loss position, which could result in additional other-than-temporary impairment charges in the future.
Net Realized Investment Gains
Net realized investment gains for the first quarter of 2014 were $16.3 million, as compared to $46.1 million for the first quarter of 2013. The first quarter of 2014 included gains associated with the sale of certain assets pursuant to Ambac’s remediation activities, gains on securities sold in connection with the investment portfolio reallocation initiative, and foreign exchange losses of $2.1 million. Net gains for the first quarter of 2013 were primarily the result of recoveries from the settlement of litigation associated with investment securities that were previously written-off.
Net Change in Fair Value of Credit Derivatives
The gain attributable to the change in fair value of credit derivatives for the three months ended March 31, 2014 was $7.4 million as compared to $12.8 million for the three months ended March 31, 2013. The change in fair value of credit derivatives for both periods includes improvement in reference obligation prices, gains associated with the runoff of the portfolio and credit derivative fees earned, net of the impact of the Ambac Assurance credit valuation adjustment (“Ambac CVA”). The reduction in the Ambac CVA resulted in losses within the overall change in fair value of credit derivative liabilities of $9.8 million for the three months ended March 31, 2014, and $69.5 million for the three months ended March 31, 2013.

Derivative Products
The derivative products portfolio has been positioned to generate gains in a rising interest rate environment in order to provide an economic hedge against the impact of rising rates on certain exposures within the financial guarantee insurance portfolio. Derivative products revenue for the three months ended March 31, 2014 was a loss of $53.8 million as compared to a loss of $0.6 million for the three months ended March 31, 2013. Derivative products revenue during both periods reflect mark-to-market gains and losses in the portfolio caused by changing interest rates offset by the impact of the Ambac CVA in the valuation of financial services derivatives. The first quarter 2014 loss was driven by falling interest rates partially offset by gains of $5.4 million from the impact of the Ambac CVA. In the first quarter of 2013, interest rate driven gains were more than offset by losses of $30.1 million from the impact of the Ambac CVA.

(Loss) Income on Variable Interest Entities (VIEs)
VIE losses for the three months ended March 31, 2014 were $5.5 million, as compared to a gain of $38.3 million for the three months ended March 31, 2013. Losses on VIEs for the first quarter of 2014 reflect the decreased fair value of net assets related primarily to the lower CVA applied to certain VIE note liabilities that include significant projected financial guarantee claims. Gains in the first quarter 2013 reflect increases to the fair value of net assets arising from longer estimated lives of certain transactions.

Loss and Loss Expenses (Benefit), and Loss Reserves
Loss and loss expenses (benefit) for the first quarter of 2014 were $(140.0) million, as compared to $(51.1) million for the three months ended March 31, 2013. First quarter 2014 results were driven by lower estimated losses in residential mortgage-backed securities (“RMBS”) and student loan securities, partially offset by higher estimated losses as a result of declines in discount rates during the period. Reductions in RMBS estimated losses were primarily due to historical and projected housing price appreciation and improved performance in underlying transactions. In the first quarter 2014, Ambac acquired approximately $280 million par of student loan securities and is anticipating commuting the expected future losses. With this purchase, the Company’s view of the likelihood of commutations for such securities increased, resulting in lower probability weighted loss reserves. The first quarter 2013 was impacted by lower estimated losses in RMBS and public finance, partially offset by higher estimated losses in student loan securities.

During the first quarter of 2014, loss and loss expenses paid, net of recoveries and reinsurance from all policies, were $9.4 million as compared to $(12.3) million during the first quarter of 2013. The change was primarily the result of lower claims paid and lower subrogation received. Claims paid include 25% of policy claims permitted and paid by the Segregated Account, all claims presented to the General Account, and supplemental and special payments made as required by the Rehabilitator. Subrogation received includes recoveries under and in connection with RMBS transactions.

Although the Rehabilitation Plan for the Segregated Account has not become effective, the Segregated Account is currently paying 25% of permitted policy claims pursuant to a Rehabilitation Court order. As of March 31, 2014, approximately $4.0 billion of such policy claims remained unpaid.

As previously announced, the Rehabilitator is seeking Rehabilitation Court approval to amend the Rehabilitation Plan. Assuming that the amendments to the Rehabilitation Plan are approved and based on a 5.1% annual interest rate being applicable to all unpaid portions of permitted policy claims, accrued interest on the unpaid portions of permitted policy claims would be approximately $277 million through March 31, 2014. This accrued interest amount is currently not reflected in the Company’s financial results and will be recorded only upon approval of these amendments by the Rehabilitation Court.

Loss reserves (gross of reinsurance and net of subrogation recoveries) were $5.3 billion at March 31, 2014 and $5.5 billion at December 31, 2013.

The following table provides loss reserves by bond type at March 31, 2014 and December 31, 2013:

($ in millions)	March 31, 2014	December 31, 2013
RMBS	$ 3,211	$ 3,312
Student Loans	891	982
Domestic Public Finance	343	338
Ambac UK	674	633
All other credits	95	94
Loss expenses (including Ambac UK)	100	111
Totals	$ 5,314	$ 5,470

Reserves as of March 31, 2014 and December 31, 2013, are net of $2.2 billion of estimated representation and warranty breach remediation recoveries. Ambac Assurance is pursuing remedies and enforcing its rights, through lawsuits and other methods, to seek redress for breaches of representations and warranties and fraud related to various RMBS transactions.

Expenses
Gross operating expenses for the three months ended March 31, 2014 were $25.9, compared to $28.3 million for the three months ended March 31, 2013. The decrease in expenses was largely driven by lower compensation-related expenses in the first quarter 2014 compared to the same period last year.

At the Fresh Start Reporting Date, an insurance intangible asset was recorded which represented the difference between the fair value and aggregate carrying value of insurance and reinsurance assets and liabilities. The insurance intangible asset is being amortized over the remaining life of Ambac’s exposures. The insurance intangible amortization expense for the three months ended March 31, 2014 was $31.7 million.

Interest expense was $32.3 million for the three months ended March 31, 2014, as compared to $23.2 million for the three months ended March 31, 2013. Interest expense includes accrued interest on investment agreements and surplus notes issued by Ambac Assurance and the Segregated Account. Additionally, interest expense includes discount accretion on surplus notes as their carrying value is at a discount to par. At the Fresh Start Reporting Date, the unamortized discounts on surplus notes were decreased by resetting the carrying value to fair value, and future cash flows on the surplus notes were re-projected. Both of these items have impacted the amount of discount accretion recognized in interest expense for Successor Ambac. Accretion of surplus note discounts included within overall interest expense was $12.8 million for the three months ended March 31, 2014, as compared to $3.7 million for the three months ended March 31, 2013.

The following table provides a summary of interest expense for the three month periods ended March 31, 2014 and March 31, 2013:

	Successor Ambac –	Predecessor Ambac –
	Three Months Ended	Three Months Ended
($ in millions)	March 31, 2014	March 31, 2013
Interest expense:
Surplus notes	$ 31.9	$ 22.0
Investment agreements	0.4	1.0
Secured borrowing	0	0.2
Total	$ 32.3	$ 23.2

If the Rehabilitation Plan is amended in the form proposed by the Rehabilitator, the Rehabilitator intends to redeem certain Segregated Account surplus notes (other than junior surplus notes) at a redemption price that would include an amount equal to accrued interest on such redeemed surplus notes. Any such payment would also trigger similar proportionate redemption payments on Ambac Assurance's surplus notes. Settlement of these liabilities would result in a charge representing the accelerated recognition of the unamortized discount on the redeemed surplus notes. Ambac will record this charge only upon redemption of such notes. As of March 31, 2014, the unamortized discount on the portion of Segregated Account and General Account surplus notes expected to be redeemed was $82.4 million.

Taxes
The provision for income taxes of $3.2 million for the first quarter 2014, compared to $0.6 million for the same period last year. First quarter 2014 income taxes consist primarily of alternative minimum taxes. Both periods also included income tax expense as a result of pre-tax profits in Ambac UK’s Italian branch, which cannot be offset by losses in other jurisdictions.

At March 31, 2014 the Company had $5.2 billion of U.S. Federal net operating loss carryforwards (“NOLs”), including $1.4 billion at Ambac Financial Group and $3.8 billion at Ambac Assurance.

Balance Sheet
Total assets at March 31, 2014 were $27.1 billion, unchanged from December 31, 2013. The fair value of the consolidated non-VIE investment portfolio was $6.7 billion and $6.5 billion at March 31, 2014 and at December 31, 2013, respectively.  The fair value of the financial guarantee investment portfolio was $6.3 billion at March 31, 2014, up $0.2 billion from $6.1 billion at December 31, 2013.

Total liabilities at March 31, 2014 were $25.9 billion, a decrease of approximately $0.2 billion from $26.1 billion at December 31, 2013. The decrease was primarily the result of a decrease in VIE liabilities, loss and loss expense reserves and unearned premium reserves, partially offset by increases in payable for securities purchased and derivative liabilities.

Non-GAAP Financial Data
In addition to reporting the Company’s financial results in accordance with GAAP, the Company reports two non-GAAP financial measures: Operating Earnings and Adjusted Book Value. A non-GAAP financial measure is a numerical measure of financial performance or financial position that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with GAAP. We are presenting these non-GAAP financial measures because they provide greater transparency and enhanced visibility into the underlying profitability drivers of our business and the impact of certain items that the Company believes will reverse from GAAP book value over time through the GAAP statements of comprehensive income. Operating Earnings and Adjusted Book Value are not substitutes for the Company’s GAAP reporting, should not be viewed in isolation and may differ from similar reporting provided by other companies, which may define non-GAAP measures differently.

Operating Earnings
Operating Earnings were $176.6 million, or $3.75 per diluted share, for the three months ended March 31, 2014 as compared to $297.4 million, or $0.98 per diluted share, for the three months ended March 31, 2013. Insurance intangible amortization was the primary difference between net income and operating earnings in the first quarter of 2014.

The following table reconciles Net Income attributable to common shareholders to the non-GAAP measure, Operating Earnings, for the three month periods ended March 31, 2014 and March 31, 2013:

	Successor Ambac		Predecessor Ambac
	Three Months Ended March 31, 2014		Three Months Ended March 31, 2013
($ in millions)	$ Amount	Per Diluted Share	$ Amount	Per Diluted Share

Net income attributable to common shareholders	$ 155.9	$ 3.31	$ 282.3	$ 0.93
Adjustments:
Non-credit impairment fair value gain on credit derivatives	(4.2)	(0.09)	(5.9)	(0.02)
Effect of consolidating financial guarantee VIEs	0.3	0.01	(27.0)	(0.09)
Insurance intangible amortization	31.7	0.67	0	0.00
FX gain from re-measurement of premium receivables and loss and loss expense reserves	(1.7)	(0.04)	17.9	0.06
Fair value loss on derivatives products from Ambac CVA	(5.4)	(0.11)	30.1	0.10
Operating earnings	$ 176.6	$ 3.75	$ 297.4	$ 0.98

Adjusted Book Value
Adjusted Book Value was ($187.2) million as of March 31, 2014, as compared to ($280.7) million at December 31, 2013.

The following table reconciles Total Ambac Financial Group, Inc. stockholders’ equity (deficit) to the non-GAAP measure Adjusted Book Value as of each date presented:

($ in millions)	March 31, 2014	December 31, 2013
Total Ambac Financial Group, Inc. stockholders' equity	$ 953.2	$ 703.0
Adjustments:
Non-credit impairment fair value losses on credit derivatives	68.6	72.8
Effect of consolidating financial guarantee VIEs	(373.4)	(372.7)
Insurance intangible asset and goodwill	(2,084.6)	(2,112.5)
Ambac CVA on derivative product liabilities (excluding credit derivatives)	(53.8)	(48.4)
Net unearned premiums and fees in excess of expected losses	1,349.6	1,435.2
Net unrealized investment losses in Accumulated Other Comprehensive Income	(46.8)	41.9
Adjusted Book Value	$ (187.2)	$ (280.7)

The Adjusted Book Value increase from December 31, 2013 to March 31 2014 of $93.5 million was driven by operating earnings, partially offset by a reduction in unearned premiums related to premiums earned during the quarter and previously recognized in Adjusted Book Value.

Explanation of Non-GAAP Measures

Operating Earnings. Operating earnings eliminate the impact of certain GAAP accounting requirements and include certain items that the Company has realized or expects to realize in the future, but that are not reported under GAAP. Operating earnings is defined as net income attributable to common shareholders, as reported under GAAP, adjusted on an after-tax basis for the following:

•
Elimination of the non-credit impairment fair value gains (losses) on credit derivatives, which is the amount in excess of the present value of the expected estimated credit losses. GAAP fair values include adjustments that are heavily affected by, and in part fluctuate with, changes in market factors such as interest rates and credit spreads, including the market’s perception of Ambac’s credit risk (“Ambac CVA”), which are not expected to result in realized gains or losses. These adjustments allow for all financial guarantee segment contracts to be accounted for consistent with the Financial Services – Insurance Topic of ASC, whether or not they are subject to derivative accounting rules.

•
Elimination of the effects of VIEs that were consolidated as a result of being insured by Ambac. These adjustments eliminate the VIE consolidation and ensure that all financial guarantee segment contracts are accounted for consistent with the provisions of the Financial Services – Insurance Topic of the ASC, whether or not they are subject to consolidation accounting rules.

•
Elimination of the amortization of the financial guarantee insurance intangible asset and impairment of goodwill that arose as a result of Ambac’s emergence from bankruptcy and the implementation of Fresh Start reporting. The amount reported in net income attributable to common shareholders represents the amortization of Fresh Start adjustments relating to financial guarantee contracts. These adjustments ensure that all financial guarantee segment contracts are accounted for consistent with the provisions of the Financial Services – Insurance Topic of the ASC.

•
Elimination of the foreign exchange gains (losses) on re-measurement of net premium receivables and loss and loss expense reserves. Long-duration receivables constitute a significant portion of the net premium receivable balance and represent the present value of future contractual or expected collections. Therefore, the current period’s foreign exchange re-measurement gains (losses) are not necessarily indicative of the total foreign exchange gains (losses) that the Company will ultimately recognize.

•
Elimination of the gains (losses) relating to Ambac’s CVA included in the fair value of derivative contracts other than credit derivatives. Similar to credit derivatives, fair values include the market’s perception of Ambac’s credit risk and this adjustment only allows for such gain or loss when realized.

•	Elimination of non-recurring GAAP Fresh Start reporting adjustments.

Adjusted Book Value. Adjusted Book Value eliminates the impact of certain GAAP accounting requirements and includes the addition of certain items that the Company has realized or expects to realize in the future, but that are not reported under GAAP. Adjusted Book Value is defined as Total Ambac Financial Group, Inc. stockholders’ equity (deficit) as reported under GAAP, adjusted for after-tax impact of the following:

•
Elimination of the non-credit impairment fair value loss on credit derivatives, which is the amount in excess of the present value of the expected estimated credit loss. GAAP fair values include adjustments that are heavily affected by, and in part fluctuate with, changes in market factors such as interest rates and credit spreads, including Ambac’s CVA, which are not expected to result in realized gains or losses. These adjustments allow for all financial guarantee segment contracts to be accounted for within Adjusted Book Value consistent with the provisions of the Financial Services—Insurance Topic of the ASC, whether or not they are subject to derivative accounting rules.

•
Elimination of the effects of VIEs that were consolidated as a result of being insured by Ambac. These adjustments eliminate VIE consolidation and ensure that all financial guarantee segment contracts are accounted for within Adjusted Book Value consistent with the provisions of the Financial Services—Insurance Topic of the ASC, whether or not they are subject to consolidation accounting rules.

•
Elimination of the financial guarantee insurance intangible asset and goodwill that arose as a result of Ambac’s emergence from bankruptcy and the implementation of Fresh Start reporting. These adjustments ensure that all financial guarantee segment contracts are accounted for within Adjusted Book Value consistent with the provisions of the Financial Services—Insurance Topic of the ASC.

•
Elimination of the gains relating to Ambac’s CVA embedded in the fair value of derivative contracts other than credit derivatives. Similar to credit derivatives, fair values include the market’s perception of Ambac’s credit risk and this adjustment only allows for such gains when realized.

•
Addition of the value of the unearned premium reserve on financial guaranty contracts and fees on credit derivative contracts in excess of expected loss to be expensed, net of reinsurance. This adjustment represents the expected future net earned premiums and credit derivative fees, net of expected losses to be expensed, which are not reflected in GAAP equity.

•
Elimination of the unrealized gains and losses on the Company’s investments that are recorded as a component of accumulated other comprehensive income (“AOCI”). The AOCI component of the fair value adjustment on the investment portfolio may differ materially from realized gains and losses ultimately recognized by the Company based on the Company’s investment strategy. This adjustment only allows for such gains and losses in Adjusted Book Value when realized.

Ambac has a significant NOL that is offset by a full valuation allowance in the GAAP consolidated financial statements. As a result, for purposes of Adjusted Book Value, we utilized a 0% effective tax rate. We maintain a full valuation allowance against our deferred tax asset and recognition of the value of the NOL would be reflected in Adjusted Book Value considering all the facts and circumstances as of the relevant reporting date.

Comparability of Successor and Predecessor
The following significantly affect the comparability of first quarter 2014 results:

•
Investment Income: As required under Fresh Start, the amortized cost basis of Ambac’s fixed income securities were adjusted to fair value as of the Fresh Start Reporting Date. This resulted in an overall increase in the amortized cost of fixed income securities and offsetting decrease in Accumulated Other Comprehensive Income of $826.6 million. Premiums and discounts are amortized or accreted over the remaining term of the securities using the effective interest method. As a result of Fresh Start, the net unamortized discount in the portfolio decreased on the Fresh Start Reporting Date by the amount of the increase to amortized cost described above, which impacted the amount of premium amortization and discount accretion reflected in net investment income of Successor Ambac.

•
Interest Expense: As required under Fresh Start, surplus notes issued by Ambac Assurance and the Segregated Account and the related accrued interest on such notes were adjusted to fair value as of the Fresh Start Reporting Date. This resulted in an overall increase in the carrying value of debt and accrued interest by $767.9 million. Discounts to the face value of debt are accreted through interest expense based on the projected cash flows of the instruments using the effective interest method. As a result of Fresh Start, the unamortized discounts on surplus notes have decreased and the future cash flows have been re-projected, both of which impacted the amount of discount accretion recognized in interest expense for Successor Ambac.

•
Operating Expenses—Deferred Acquisition Costs: As required under Fresh Start, deferred acquisition costs have been written off as of the Fresh Start Reporting Date and accordingly amortization of such costs will not be reflected in Successor Ambac’s net income.

•
Insurance Intangible Amortization: At the Fresh Start Reporting Date, an insurance intangible asset was recorded which represents the difference between the fair value and aggregate carrying value of the financial guarantee insurance and reinsurance assets and liabilities. The carrying value of our financial guarantee insurance and reinsurance contracts will continue to be reported and measured in accordance with existing accounting policies; these line items primarily comprise premiums receivable, reinsurance recoverable on paid and unpaid losses, unearned premiums, deferred ceded premium, subrogation recoverable, losses and loss expense reserve, and ceded premiums payable. Pursuant to the business combinations guidance for insurance entities in Financial Services—Insurance Topic of the ASC, the insurance intangible asset is amortized into expense on a basis consistent with the related financial guarantee insurance or reinsurance contracts.

•
Predecessor Ambac common stock was cancelled upon emergence from bankruptcy on May 1, 2013. As a result, the earnings per share information for Predecessor Ambac is not meaningful to investors in Successor Ambac’s common stock and warrants.

Earnings Call and Webcast
On May 13, 2014 at 8:00am (ET), members of senior management will discuss first quarter 2014 results during a live conference call. Ambac's conference call will be accessible via telephone and webcast. The dial-in number for Ambac's conference call is 855-427-4389 (Domestic) or 484-756-4251 (International). Webcast participants may access the call through the Investor Relations section of Ambac's website, http://ir.ambac.com/events.cfm.

A replay of the call will be available for one week at 855-859-2056 (Domestic) or 404-537-3406 (International); conference ID # 30676372. The webcast will be archived on Ambac's website for approximately 90 days.

About Ambac
Ambac Financial Group, Inc., headquartered in New York City, is a holding company whose subsidiaries, including its principal operating subsidiary, Ambac Assurance Corporation ("Ambac Assurance"), Everspan Financial Guarantee Corp., and Ambac Assurance UK Limited, provide financial guarantees and other financial services to clients in both the public and private sectors globally. Ambac Assurance, including the Segregated Account of Ambac Assurance (in rehabilitation), is a guarantor of public finance and structured finance obligations. Ambac Financial Group, Inc. is also exploring opportunities involving the acquisition and/or development of new businesses. Ambac Financial Group Inc.'s common stock trades on the NASDAQ Global Select Market. For more information, please go to http://ambac.com.

Contact
Abbe F. Goldstein, CFA
Managing Director, Investor Relations and Corporate Communications
(212) 208-3222
agoldstein@ambac.com

Forward-Looking Statements

In this press release, we have included statements that may constitute “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as “estimate,” “project,” “plan,” “believe,” “anticipate,” “intend,” “planned,” “potential” and similar expressions, or future or conditional verbs such as “will,” “should,” “would,” “could,” and “may,” or the negative of those expressions or verbs, identify forward-looking statements. We caution readers that these statements are not guarantees of future performance. Forward-looking statements are not historical facts but instead represent only our beliefs regarding future events, which, may by their nature be inherently uncertain and some of which may be outside our control. These statements may relate to plans and objectives with respect to the future, among other things which may change. We are alerting you to the possibility that our actual results may differ, possibly materially, from the expected objectives or anticipated results that may be suggested, expressed or implied by these forward-looking statements. Important factors that could cause our results to differ, possibly materially, from those indicated in the forward-looking statements include, among others, those discussed under “Risk Factors” in Part I, Item 1A of the 2013 Annual Report on Form 10-K and in Part II, Item 1A of our Quarterly Report on Form 10-Q for the three month period ended March 31, 2014, and under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Part I, Item 2 of the Quarterly Report on Form 10-Q for the three month period ended March 31, 2014.

Any or all of management’s forward-looking statements here or in other publications may turn out to be incorrect and are based on management’s current belief or opinions. Ambac’s actual results may vary materially, and there are no guarantees about the performance of Ambac’s securities. Among events, risks, uncertainties or factors that could cause actual results to differ materially are: (1) volatility in the price of Ambac’s common stock; (2) uncertainty concerning our ability to achieve value for holders of Ambac securities, whether from Ambac Assurance Corporation (“Ambac Assurance”) or from new business opportunities, including risks associated with the possible dilution of the ownership interests of our stockholders; (3) our inability to achieve the financial results projected during our Chapter 11 proceeding; (4) potential of rehabilitation proceedings against Ambac Assurance; (5) decisions made by the Rehabilitator of the Segregated Account of Ambac Assurance Corporation (the “Segregated Account”) for the benefit of policyholders that may result in material adverse consequences for Ambac’s security holders; (6) our inability to realize the expected recoveries included in our financial statements; (7) intercompany disputes or disputes with the Rehabilitator of the Segregated Account; (8) material changes to the Segregated Account rehabilitation plan or to current rules and procedures governing the payment of permitted policy claims, with resulting adverse impacts; (9)  decisions of the Rehabilitator concerning payments of deferred claim amounts or payments on surplus notes, the timing or magnitude of which is disadvantageous to Ambac, (10) increased fiscal stress experienced by issuers of public finance obligations or an increased incidence of Chapter 9 filings by municipal issuers; (11) adverse events arising from the rehabilitation proceedings for the Segregated Account, including the failure of the injunctions issued by the Wisconsin rehabilitation court to protect the Segregated Account and Ambac Assurance from certain adverse actions; (12) adverse tax consequences or other costs resulting from the Segregated Account rehabilitation plan or from rules and procedures governing the payment of permitted policy claims; (13) credit risk throughout our business, including but not limited to credit risk related to residential mortgage-backed securities, student loan and other asset securitizations, collateralized loan obligations, public finance obligations and exposures to reinsurers; (14) risks attendant to the change in composition of securities in our investment portfolio; (15) inadequacy of reserves established for losses and loss expenses; (16) the risk that our risk management policies and practices do not anticipate certain risks and/or the magnitude of potential for loss as a result of unforeseen risks; (17) changes in prevailing interest rates; (18) factors that may influence the amount of installment premiums paid to Ambac, including the Segregated Account rehabilitation proceedings; (19) default by one or more of Ambac Assurance’s portfolio investments, insured issuers or counterparties; (20) market risks impacting assets in our investment portfolio or the value of our assets posted as collateral in respect of investment agreements and interest rate swap transactions; (21) risks relating to determinations of amounts of impairments taken on investments; (22) credit and liquidity risks due to unscheduled and unanticipated withdrawals on investment agreements; (23) the risk of litigation and regulatory inquiries or investigations, and the risk of adverse outcomes in connection therewith, which could have a material adverse effect on our business, operations, financial position, profitability or cash flows; (24) system security risks; (25) the effects of U.S. fiscal policies; (26) market spreads and pricing on derivative products insured or issued by Ambac or its subsidiaries; (27) the risk of volatility in income and earnings, including volatility due to the application of fair value accounting; (28) changes in accounting principles or practices that may impact Ambac’s financial results, including those resulting from potential amendments to the Segregated Account Rehabilitation Plan; (29) legislative and regulatory developments; (30) operational risks, including with respect to internal processes, risk models, systems and employees, and failures in services or products provided by third parties; (31) Ambac’s financial position and the Segregated Account rehabilitation proceedings that may prompt departures of key employees and may impact our ability to attract qualified executives and employees; and (32) other risks and uncertainties that have not been identified at this time.

Source: Ambac Financial Group, Inc.

Ambac Financial Group, Inc. and Subsidiaries
Consolidated Statements of Operations
(Unaudited)
(Dollars in Thousands Except Share Data)

	Successor	Predecessor
	Three Months Ended	Three Months Ended
	March 31, 2014	March 31, 2013

Revenues:

Net premiums earned	$82,547	$100,256

Net investment income:
Securities available-for-sale and short-term	68,807	85,057
Other investments	1,994	(543)
Total net investment income	70,801	84,514

Other-than-temporary impairment losses:
Total other-than-temporary impairment losses	(10,392)	—
Portion of loss recognized in other comprehensive income	—	—
Net other-than-temporary impairment losses recognized in earnings	(10,392)	—

Net realized investment gains (losses)	16,289	46,060

Change in fair value of credit derivatives:
Realized gains (losses) and other settlements	775	2,509
Unrealized gains (losses)	6,607	10,278
Net change in fair value of credit derivatives	7,382	12,787

Derivative products	(53,841)	(569)
Other income	1,894	9,498
(Loss) income on variable interest entities	(5,542)	38,326
Total revenues before expenses and reorganization items	109,138	290,872

Expenses:
Losses and loss expenses (benefit)	(140,011)	(51,135)
Insurance intangible amortization	31,714	—
Underwriting and operating expenses	25,786	33,874
Interest expense	32,328	23,165
Total (benefit) expenses before reorganization items	(50,183)	5,904

Pre-tax income (loss) from continuing operations before
reorganization items	159,321	284,968

Reorganization items	23	2,059

Pre-tax income (loss) from continuing operations	159,298	282,909

Provision for income taxes	3,249	657
Net income (loss)	156,049	282,252
Less:net gain (loss) attributable to the noncontrolling interest	107	(47)
Net income (loss) attributable to common shareholders	$155,942	$282,299

Net income (loss) per share	$3.46	$0.93
Net income (loss) per diluted share	$3.31	$0.93

Weighted-average number of common shares outstanding:

Basic	45,042,823	302,469,966

Diluted	47,045,742	302,579,981

Ambac Financial Group, Inc. and Subsidiaries
Consolidated Balance Sheets
March 31, 2014 and December 31, 2013
(Dollars in Thousands)

	March 31, 2014	December 31, 2013
	(unaudited)
Assets

Investments:
Fixed income securities, at fair value (amortized cost of $6,121,910 in 2014 and $5,927,254 in 2013)	$6,168,689	$5,885,316
Fixed income securities pledged as collateral, at fair value (amortized cost of $125,090 in 2014 and $126,196 in 2013)	125,123	126,223
Short-term investments, at fair value (amortized cost of $215,103 in 2014 and $271,118 in 2013)	215,103	271,119
Other investments, at fair value	240,530	241,069
Total investments	6,749,445	6,523,727

Cash	31,700	77,370
Receivable for securities	36,447	14,450
Investment income due and accrued	34,641	37,663
Premium receivables	1,418,114	1,453,021
Reinsurance recoverable on paid and unpaid losses	111,442	121,249
Deferred ceded premium	142,280	145,529
Subrogation recoverable	512,235	498,478
Loans	6,250	6,179
Derivative assets	81,911	77,711
Insurance intangible assets	1,570,070	1,597,965
Goodwill	514,511	514,511
Other assets	72,865	35,927
Variable interest entity assets:
Fixed income securities, at fair value	2,546,762	2,475,182
Restricted cash	8,552	17,498
Investment income due and accrued	4,247	1,365
Loans	13,269,452	13,398,895
Intangible assets	—	76,140
Other assets	3,324	19,617
Total assets	$27,114,248	$27,092,477

Liabilities and Stockholders' Equity

Liabilities:
Unearned premiums	2,167,764	2,255,680
Losses and loss expense reserve	5,826,168	5,968,712
Ceded premiums payable	69,892	70,962
Obligations under investment agreements	359,993	359,070
Deferred taxes	2,202	2,199
Current taxes	3,761	738
Long-term debt	972,147	963,178
Accrued interest payable	317,052	294,817
Derivative liabilities	300,840	253,898
Other liabilities	58,819	67,377
Payable for securities purchased	79,697	4,654
Variable interest entity liabilities:
Accrued interest payable	3,569	722
Long-term debt, at fair value	13,878,577	14,091,753
Derivative liabilities	1,844,690	1,772,306
Other liabilities	266	7,989
Total liabilities	25,885,437	26,114,055

Stockholders' equity:
Preferred stock, par value $0.01 per share; authorized shares - 20,000,000; issued and outstanding shares - none	—	—
Common stock, par value $0.01 per share; authorized shares - 130,000,000; issued and outstanding shares - 45,003,512 at March 31, 2014 and 45,003,461 at December 31, 2013	450	450
Additional paid-in capital	187,210	185,672
Accumulated other comprehensive income	104,417	11,661
Accumulated earnings	661,161	505,219
Common stock held in treasury at cost, 937 shares at March 31, 2014 and at December 31, 2013	(19)	(19)
Total Ambac Financial Group, Inc. stockholders' equity	953,219	702,983

Non-controlling interest	275,592	275,439
Total stockholders' equity	1,228,811	978,422
Total liabilities and stockholders' equity	$27,114,248	$27,092,477